Exhibit 99.7

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 9 May 2005 that on the same day the following Director purchased Ordinary Shares in the Company at a price of 123 pence per share under the Cable & Wireless Share Purchase Plan: –

Rob Rowley – 102 Ordinary Shares